Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Panasonic Corporation

Subject Company: Panasonic Electric Works, Co., Ltd. (SEC File No. 132-02715)

Subject Company: SANYO Electric Co., Ltd. (SEC File No. 132-02716)

Transformation Project

October 29, 2010 Panasonic Corporation Fumio Ohtsubo

•	I would like to present how we are going to proceed our Transformation Project.

Our Vision

Leading up to 100th anniversary in FY2019

No.1 Green Innovation Company in Electronics Industry

GT12

Panasonic Group filled with significant growth potential

- Paradigm shift for growth

- Lay foundation to be Green Innovation Company

Reorganize our business with PEW and SANYO

Promote and maximize synergy

Panasonic group in FY2011

•

Our vision, Leading up to our 100th anniversary in FY2019, is to become the ‘No.1 Green Innovation Company in the Electronics Industry’. As a part of achieving our vision, we have started to proceed our midterm management plan ‘Green Transformation 2012 (GT12)’ this year.

•

Panasonic announced on July 29, 2010 that we would make Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) fully owned subsidiaries of Panasonic, since we would like to take a reasonable step to assure ‘GT12’ in such a severe competition.

•	Both PEW and SANYO are already our subsidiaries and we would like to complete our acquisition to thoroughly reorganize Panasonic group business to promote and maximize the synergy.

Steps toward New Panasonic Group 3

GT12

FY2011

FY2012

FY2013-

Jul 29 Oct 29 Apr 1 1st Half Jan 1

Announced the plan to make PEW and SANYO our wholly-owned subsidiaries

Announced framework of reorganization plan

Complete procedures to make PEW and SANYO our wholly-owned subsidiaries

Announce new business structure and strategy

Start with new business structure

Develop growth strategy (Transformation Project)

Reorganize business operations

Promote growth strategy

•	Those are our steps to complete Transformation Project.

•

Through ‘Transformation Project’ which was established just after the announcement of the acquisition of all shares of PEW and SANYO on July 29, 2010, we are in the process of finalizing our growth strategy by the end of FY2011.

•	Today, we would like to explain what we have done since then. We also plan to announce more detail on our new business structure and strategy some time in the first half of FY2012.

•	We will promote some of our reorganization earlier than originally planned after April 1, 2011 when the acquisition is completed.

•	We will further accelerate our growth strategy as our new business structure from January 2012.

New Business Structure

4

Maximize value creation by strengthening connection with customers Establish speedy and lean management structure Promote business growth by shifting resources

Digital AVC

Networks

Home Appliances

PEW and PanaHome

Components

& Devises

Consumer

Components

& Devices

with Eco

Panasonic

Solutions

SANYO

5	business segments by technology platform
2	brand names and 3 head offices
3	business sectors by business model 1 brand name* and
1	head *with office some exceptions

•	This is a basic concept of our reorganization announced on July 29, 2010.

•	We will reorganize our current structure with 5 business segments by technology platform to 3 business sectors by business model from customers’ perspective.

•	We will unify our head offices of Panasonic, PEW and SANYO to one group head office, and also unify our two brand names into one, Panasonic.

Transformation Project 5

Establish growths strategy to compete in world market

Growth Strategy Working Group

AVC Networks SWG

Heating/Refrigeration/Air Conditioning & Home Appliances SWG

Security & Communications Solutions SWG Environment & Energy Solutions SWG Healthcare & Medical Solutions SWG Factory Solutions SWG

Automotive Systems SWG Components & Devices SWG Energy Devices SWG Consumer Sales SWG Devices Marketing SWG Head Office Innovation SWG

Management SWG (Study systems and structure)

Business Process, Risk Management, Accounting WG

Personnel, General Affairs, Facilities WG

•	In this project, we are in the process of finalizing strategies along the aforementioned vision to compete against other companies in world market.

•	In Growth Strategy Working Group, the members from heads to front-line employees of each business including PEW and SANYO have had a heated debate.

Reorganization of Domain Companies 6

From 16 domain companies to 3 business sectors & 9 domain companies

【Digital AVC Networks Home Appliances Components & Devices Other

Networks AVC Co

.

Networks System Co .

PMC

systems Automotive Co. Panasonic Healthcare

Home Appliances Co. Lightening Co.

Panasonic Eco Systems

Semiconductor Co.

AVC Networks

Heating/refrigeration /Air Conditioning & Appliances

Security & Communications Solutions

Environment & Energy Solutions

Healthcare & Medical Solutions

Factory Solutions

Automotive Systems

Components Devices&

Energy Devices

Others

Consumer Solutions Components & Devices

Note: New domain company names are tentative

Panasonic Electronic Devices

Energy Co.

PEW PanaHome

SANYO

Panasonic Factory Solutions Panasonic Welding Systems

Others

Consumer Solutions Components & Devices

Note: New domain company names are tentative

•	We have almost fixed our group-wide organization plan and its direction.

•	We will reorganize our current 16 domain companies to 9 based on our new 3 business sectors.

•

PEW and SANYO are counted as one company in current 16 domain companies, and both companies are collective entities. We will fundamentally change all Panasonic Group business including those two companies’ business.

•	We will complete the reorganization of domain companies for 9 months from April 2011.

Framework for the new organization

Consumer Business Sector (B to C)

Solutions Business Sector (B to B)

Components & Devices Business Sector (B to B)

Sales, Service & Marketing

Development & Manufacture

Global Consumer Marketing

AVC Networks

Heating/Refrigeration /Air Conditioning & Home Appliances

Security & Communications Solutions

Comprehensive Solutions Marketing

Environment & Energy Solutions

Healthcare Medical& Solutions

Factory Solutions

Automotives Systems

Components Devices&

Energy Devices

Others

Group Head office: Group-wide strategy, External Affairs, Branding, R&D and Professional Services

Optimal business model in customers’ perspective

Global, autonomous business management

Comprehensive solutions across domain companies

Note: New domain company names are tentative

•	This is an outline of our new group-wide organization.

•	We will build optimal business model from customers’ perspective in each business sector. All domain companies will be responsible to manage their business autonomously.

•

We will also have all domain companies cooperative to maximize utilization of group products and devices. Therefore, we will be able to accelerate establishment of our ‘comprehensive solutions’ business model.

•

We will strengthen not only each business in a vertical direction, but also our collaboration as Panasonic Group in horizontal direction. That is why we will be able to maximize our Group’s potential both vertically and horizontally.

Consumer Business Sector 8

Goal

-Make sure that our products meet needs of each region, possessing strong marketing capability -Reduce cost and offer products suitable for each region

Mass merchandisers, specialized shops and consumers

Global consumer marketing

AVC Networks

Heating/Refrigeration /Air Conditioning

& Home Appliances

Unify global marketing functions

- Product planning in customers’ perspective

- Shift resources to overseas

Reorganize consumer electronics business into 2 domain companies

Expand overseas business

FY2010 Sales: 2.9 trillion yen ? FY2013 Sales: 3.5 trillion yen level

•	In Consumer Business Sector, we will strengthen our marketing to offer products suitable for each region.

•	We will first unify our consumer marketing function and shift resources to overseas especially.

•	Then, we will reorganize our consumer electronics business into 2 domain companies.

•	We expect to boost our sales from 2.9 trillion yen in FY2010 to 3.5 trillion yen level in FY2013.

Consumer Future vision 9

AVC Networks

Creation of new business with next-generation products

Interactive and network products

Unified concept of business and technology

Profitability through products, services and contents

Heating/Refrigeration /Air Conditioning

& Home Appliances

No.1 Green Innovation Company in home appliances business

No.1 refrigeration/air conditioning business with strong lineup ranging from consumer-use to commercial-use Globally expand business in personal-care & health enhancing products and cooking appliances

Global Consumer Marketing

Marketing and product planning in customers’ perspective

Unify global marketing functions of 3 companies

?Global Product Marketing Division & Individual Regional Marketing Companies

3S management -Speedy, Simple and Strategic-

•	This is an outline of our future vision in each domain company.

•	We will create new business with next-generation products in AVC Networks, and expand our business globally in Heating/Refrigeration/Air Conditioning & Home Appliances business.

Consumer Unify Global Marketing Function

Now

Overseas: Regional Divisions

Governance functions

System Marketing

System marketing functions

Consumer Marketing functions

Regional Marketing Companies

Japan: Marketing Division

Digital AVC, Appliances, Wellness

Global Consumer Marketing

Global Product Marketing Division

Regional Marketing Companies

Sales Companies

Domain Company

Overseas

Development Sales Manufacturing Planning

Sales Companies

<Global> <Regional> <Local>

Strengthening consumer research functions

•	This chart shows our marketing organization.

•

We will unify and reorganize all of our marketing divisions in the world including Japan, to Global Consumer Marketing. In this reorganization, we will especially strengthen front-line of overseas sales.

•

We will also include Global Consumer Research Center which will be established during this fiscal year, as a part of Global Consumer Marketing to enhance our marketing function from customers’ viewpoint.

•	A collaboration with Global Consumer Marketing and 2 domain companies will strengthen products competitiveness to survive ever-intensified competitions.

Consumer Unify Consumer Brands

Road map to unify brand names in April 2012

FY2011 FY2012 FY2013

4Q 1Q 2Q 3Q 4Q April

SANYO brand products

SANYO shop (Japan)

Reduce production*

Expand Panasonic brand product lineup

Unify to Panasonic brand

Expand

Panasonic brand products

Transfer to Panasonic shop

*with some exceptions overseas

•	Basically, we will have a reasonable step to unify our brand names for consumer products to Panasonic in April 2012.

•	We will also transfer SANYO specialized shops, ‘Smile NO.1 shop,’ to Panasonic specialized shops in Japan.

Components & Devices Business Sector

Goal

Capture potential customers’ needs with marketing and technology Expand each business to outside customers, not relying on in-house needs.

Auto manufacturers

Electronics, auto Manufacturers, etc

Reorganize devices business of 3 companies to 3 domain companies

- Utilize SANYO’s advantages for Energy Devices Unify development, manufacturing and sales Cooperate for strategic customer services and new sales development

- Establish department to have 3 domain companies cooperative

Automotives Devices Energy Devices

Aim to be Global No.1

FY2010: 2.6 trillion yen ? FY2013: 3.4 trillion yen level *

*Figures include internal transaction

•	In Components & Devices Business Sector, we will capture potential customers’ needs with our strong marketing and technology.

•	As part of this, we will reorganize our devices business of 3 companies into 3 domain companies and build structure in unison with development, manufacturing and sales in each domain company.

•	Meanwhile, 3 domain companies will cooperate for strategic customer services and new sales development.

•	We expect to boost our sales from 2.6 trillion yen in FY2010 to 3.4 trillion yen level in FY2013 to become No.1 in each business.

Components & Future Vision 13 Devices

Automotives

Contribute to new motoring society with electronics

Strengthen multimedia systems with display Create new growth business – EV and e-cockpit Establish robust Japanese market share for car navigation systems

Devices

No.1 in components and devices industry

Develop new markets and customers with new products and technologies

- Focus on Environment & energy, healthcare & medical, material & devices, automotives, emerging markets

Have more than 70% of No. 1 market share products

Energy Devices

No.1 in energy devices sector

Establish robust market share in lithium-ion battery

- From high-volume segment to high-end products, for eco-car

Become one of top 3 companies in solar battery with new HIT® in 2015

•	This is a detail of our future vision in each domain company.

•	We target to have double digit growth from FY2011 in Energy Devices, especially strengthening our lithium-ion battery and solar battery businesses.

Solutions Business Sector 14

Goal

Offer optimal solution in customers’ perspective Make profit with global supply-chain

Industrial companies, tel. carriers

Facilities, construction companies

Health-care

Manufacturers

Reorganize to 4 domain companies by customers’ industry

- Utilize PEW’s advantages for environment & energy business Unify development, manufacturing and sales functions in each domain company Establish ‘comprehensive solutions marketing’ function in Environment & Energy Solutions domain company

Security & Communication Solutions

Comprehensive solutions marketing

Environment & Energy Solutions

Healthcare Medical& Solutions

Factory Solutions

Establish global business foundation

FY2010: 2.6 trillion yen?FY2013: 3.1 trillion yen level*

*Figures include internal transaction

•	In Solution Business Sector, we will build our business model to offer optimal solution in customers’ perspective, and to make profit from wide supply-chain.

•	As part of this, we will reorganize our solution business to 4 domain companies combining development, manufacturing and sales functions in each domain companies.

•	We will also establish ‘comprehensive solutions marketing’ function in Environment & Energy Solution domain company.

•	We expect to boost our sales from 2.6 trillion yen in FY2010 to 3.1 trillion yen level in FY2013.

Solutions Future Vision 15

Security & Communication Solutions

Contribute to customers with comprehensive solutions of AV, communication and IT

Promote global solutions business Pursuit business synergy

- Security and fixed & wireless communications solutions business

Environment & Energy Solutions

Comfortable eco-conscious lifestyle

Unconventional growth by comprehensive solutions & sales Effective growth, collaborating with domain companies Integrated operation of development, manufacturing and sales

- lightening, electrical construction materials, environmental engineering

Healthcare & Medical Solutions

Provide simple and affordable healthcare service

In-hospital work assistance, early diagnosis & treatment and home healthcare

Factory Solutions

Contribute to progress and development of global society with manufacturing solutions

New business in mounting & circuit fabrication + welding, laser technology

•	This is a detail of our future vision in each domain company.

•	In Security & Communication Solutions, we will provide ‘network’ solutions with our comprehensive technologies from fixed to wireless communications including mobile phone.

•	We will expand Healthcare & Medical Solutions as a pillar of next generation business, including assisting robot business such as ‘robotic bed.’

Solutions ‘Comprehensive’ Solutions 16

Create new business with package & value chain

<‘Comprehensive throughout value solutions’ chain>

Services

Maintenance

SI engineering

Sales

4 Create business models for

‘comprehensive solutions’

3 Vertical Value chain business

2 Packaged equipment Network

1 Packaged series Whole set

Offer all Panasonic products

Consumer

Solutions

Consumer Electronics Cold chain Air conditioning Soil &Water quality Air quality Construction Security & Lightening Informationcommunication Healthcare

Components

& Devices

Solar, battery

<Packaged solution>

Manage by Environment & Energy Solutions Domain company

•	I would like to explain our ‘comprehensive solutions’, led by Environment & Energy Solutions.

•	We offer our ‘comprehensive solutions’ with 4 steps as follows:

1)	offer packaged series as a whole set to specific space

2)	network packaged equipment

3)	have vertical value chain business to offer coherent value from sales to customer services

4)	create our unique ‘comprehensive solutions’ business model

•

Our goal is to create our unique ‘comprehensive solutions’ business model, combining vertical & horizontal value chain from a planning stage through our participation in ‘smart city’ project in the world.

Solutions ‘ Comprehensive Solutions’Shop Project 17

Eco-conscious convenience store

- Whole set and networked

- Test demonstration for ‘comprehensive solutions’

Okegawa city, Saitama

MWO Electronic Pot

Open showcase

Rain sprinkler

Indoor A/C

Controller

Heat pump hot water supply system

Outdoor A/C

Ventilatingequipment

Self-cleaning toilet Modular vanity unit

Hand dryer

OLED lighting

EV battery charger

CCTV

LED lighting

Walk-in showcase

Solar panel + Storage Battery

•	I would like to present one of our case examples.

•	We set up an ecology-conscious convenience store in the site of our company in Saitama prefecture as part of our ‘comprehensive solutions’.

•

In this store, we have installed our control systems to manage energy consumption, linking all products and equipment in the store. In this test demonstration, we aim to halve total energy consumption in the store.

•	You can experience our ‘comprehensive solutions’ in this store as ‘seeing is believing.’

•	Providing our whole set value, we have also started our project in Thailand, the country which has the highest numbers of convenience stores among Southeast Asian countries.

•	We would like to expand our ‘comprehensive solutions’ business in customers’ perspective from sales to customer services.

New Head Office Function 18

Role

Develop group-wide strategy Establish core competence Support domain companies

<Domain Company>

autonomous management in each business domain

Unify & reorganize 3 head offices and regional management companies

Lean Speedy Global

Head Office

Global Head Office*

President

Global head office* and regional management companies Pursue group strategy & governance and promote global + regional function

Strategy R&D Branding

Personnel & general affairs

Corporate Planning

?R&D?

Manufacturing Innovation

Branding

Regional Management Company A

Representative

External affairs

Professional service

management Risk ?

Regional Management Company B

Corporate Management for Japan

Responsible to govern each region

*	tentative name

•	In the end of my presentation today, we would like to talk about our new head office concept.

•	As I mentioned, 9 domain companies will be responsible to manage their business autonomously. And our new head office will focus on 3 functions:

1)	develop group-wide growth strategy
2)	establish group core competence
3)	offer services beyond domain companies’ capabilities

•	As part of this, we unify head offices of Panasonic, PEW and SANYO, for lean, speedy and global management.

•	In our new head office, we will have Global Head Office to govern Panasonic Group based on each functional classification and regional management companies based on each region.

•	Organizing our head office focusing on indispensable functions, we believe that we will be able to create new local business and solve any local issues.

Synergy

60 billion yen in FY2013

*Operating Profit Base

Sales increase Cost reduction Structural reform

20 billion yen 20 billion yen 20 billion yen

Achieve targets of GT12 or more

•	We expect to have synergy of 60 billion yen of operating profit in FY2013, completing our acquisition and reorganization.

•	Breakdowns are:

20 billion yen from sales increase

20 billion yen from cost reduction

20 billion yen from structural reform

•	We will pursue to achieve targets of GT12 or more, even in more intensified business condition than expected such as yen appreciation.

Panasonic

ideas for life

•	In conclusion, today I talked about our transformation project as much as I can, although I am not able to go into detail yet.

•	We will keep you posted and plan to present more in detail some time in the first half of FY2012.

•	We will pursue our growth strategy as new Panasonic Group. Thank you for your understanding and your support.

Disclaimer Regarding Forward-Looking Statements

This presentation includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this presentation do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this presentation. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented in accordance with generally accepted accounting principles in Japan. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under United States generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies, and impairment losses on long-lived assets are usually included as part of operating profit (loss) in the statement of income.

Panasonic has filed a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with each of the proposed share exchange between Panasonic and SANYO (the “SANYO Share Exchange”) and between Panasonic and PEW (the “PEW Share Exchange”). The Form F-4 for each of the SANYO Share Exchange and the PEW Share Exchange contains a prospectus and other documents. If each Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (SANYO or PEW) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus contains important information about the subject company and Panasonic, the relevant share exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501, Japan

Panasonic Corporation

Corporate Finance & IR Group

Masahito Yamamura

Telephone: 81-6-6908-1121

irinfo@gg.jp.panasonic.com

http://panasonic.net/